Mail Stop 0407
      							May 26, 2005

Via U.S. Mail and Fax (504) 729-1436
Mr. Thomas M. Kitchen
Chief Financial Officer
Stewart Enterprises Inc.
1333 South Clearview Parkway
Jefferson, Louisiana  70121


	RE:	Stewart Enterprises, Inc.
      Form 10-K for the Fiscal Year Ended October 31, 2004
		Filed January 11, 2005

		Form 10-Q
		For the Quarterly Period Ended January 31, 2005
      File No.  1-15449

Dear Mr. Kitchen:

      We have reviewed your supplemental response letter dated May 13, 2005 as well as your filings and have the following comments. As noted in our comment letter dated May 5, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.



FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER  31, 2004

General

1. In our prior comment letter dated May 5, 2005, we requested that the Company provide, in writing, a statement acknowledging that

* the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please furnish the requested statement in your response.

Item 1. Business, page 2

2. With regards to your agreements with the Catholic Archdioceses of
Los Angeles and New Orleans as addressed in your response to our prior comment 1, we have additional comments as follows

* Please clarify who owns the funeral homes constructed on land leased from the Archdiocese of Los Angeles and tell us how you account for the related assets, depreciation, and other lease-related expenses (income) in the financial statements. Tell us about the terms of the leases.

* Tell us if amounts due from these leases are included in the contractual obligations under operating lease agreements on page
32.

* In your response, you stated that "in exchange for the Archdioceses` promotion of the mausoleum, the Company pays the Archdiocese a percentage of the revenue from the sale of crypts in the mausoleum." However, on the Form 10-K, it was stated that the Company constructed a mausoleum "for the Catholic Church" and "manages the sales relating to the mausoleum for the Church." Please clarify the nature of the ownership and beneficial interests of each party based on the terms of the development contract and any related subsequent agreements and tell us how you accounted for the underlying transactions. Refer to SFAS 13 and SFAS 98 as appropriate. In addition, tell us how you account for the consideration paid to the Archdiocese in connection with the sale of crypts in the mausoleum. Refer to EITF 01-9.

* Refer to all the operating leases of land where you have constructed funeral homes. Tell us if you evaluated the guidance in paragraph 17 of SFAS 143 in determining whether you have a legal retirement obligation associated with the operation of your operating leases specifically with regard to obligations at the end of the lease term to restore facilities to `original` condition and/or removal of equipment.

3. We note that you entered into six leases that expire between
2032
and 2039 in which you have the right of first refusal and an option to purchase the leased premises. Please provide support for the accounting of these leases as operating leases in view of the option to purchase the leased premises and the life of the leases.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Trust Portfolio, page 21

4. We note your response to our prior comment 2. Please structure your response to distinguish the impairment of your investment portfolio from the impairment of your deferred assets (acquisition costs). Tell us how you determine that the trusts are in a net loss position, and whether the loss is other than temporary.

5. We reiterate our prior comment 3. Please identify the investments with unrealized losses that have not been recognized as other than temporary in tabular form as exemplified in Exhibit 03-1A of EITF
03-
1. We may have further comments, following a review of this table.

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

(k) Funeral Revenue, page 57

6. We note your response to our prior comment 9 and your cited guidance that advertising activities and policy acquisition costs should ... be accounted for in accordance with paragraphs 28 and
29
of SFAS 60.

* We object to your capitalization of advertising costs, unless the advertising activity can elicit a direct response resulting in an identifiable preneed contract. Please revise or advise.

* We also note that you included Shared Services Center preneed sales acquisition support costs and preneed sales administrative costs in deferred acquisition costs. Tell us your consideration of paragraph
27 of SFAS 60.

* Tell us if you are able to directly relate each element of deferred acquisition cost with a corresponding contract. Tell us your consideration of paragraph 28 of SFAS 60.

(19) Long-term Debt, page 89

7. We note your response to our prior comment 16, including the supplemental disclosure as required under Rule 5-02(19) (b) of Regulation S-X. Further, in your response, you demonstrated your analysis of the amended credit facility based on each lender`s commitment before and after the modification of the credit terms, per your interpretation of EITF 96-19. However, it appears that in the old and the new agreements, the lenders entered into each agreement collectively as a group, with a third party named as Administrative
Agent/ Collateral Agent. Per Implementation Guideline 3 of EITF
96-
19, the analysis should not "look through" the intermediary. Please revise your analysis of the borrowing capacity to determine whether there was a modification or extinguishment based on the cited guideline.


(21) Income Taxes, page 21

8. We note your response to our prior comment 17 and your interpretation of paragraph 35 of SFAS 109.

* On page 97, you indicated that "a valuation allowance  of $
13,980
was required because the Company anticipated the majority of
(asset)
sales would generate capital losses due to the expected nature of the
sales transactions; ... in 2004, a benefit was recorded since there were sufficient capital gains in the current year available to offset these losses.  Accordingly, the valuation allowance ... was
reduced to $9,556."   Thus, it appears that the decrease in the
valuation allowance was due solely to income or loss recognized in the current year in a category other than income from continuing operations (i.e., asset sales from discontinued operations.) Tell us how you concluded that the change in the valuation allowance arose from a change in your judgment involving continuing operations.

* Additionally, the schedule on the reconciliation of the statutory tax rate to the effective tax rate does not clearly depict the effect of the change in the valuation allowance in 2003 and 2004. Refer to paragraph 45(h) of SFAS 109 and revise or advise.

(24) Segment Data, page 104

9. We note your response to our prior comment 18. Please confirm our understanding of your response. In a facility that is a combination operation, are the operating results for the funeral home and cemetery separately identifiable, separately managed by a segment manager and reported to the respective operating segment?

10. Please refer to our prior comment 15 asserting that your funeral and cemetery businesses constitute your reportable segments. To help us understand better your response, please provide us the reports provided to the chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance.


FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JANUARY 31, 2005

11. Refer to your response to our prior comment 21 and the
disclosures regarding your plans with the businesses that were previously accounted for assets held for sale as included on page
36
in the Form 10-Q for the first quarter of the current fiscal year.

* Tell us whether you are actively marketing these assets at prices that reflect the current fair market value of the businesses.

* Tell us the nature of businesses which you will sell as real estate.

      Refer to Example 11 in Appendix A of SFAS 144 and revise or advise.


*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Al Pappas at (202) 551-3378 or me at (202) 551-3810 with any other questions.


							Sincerely,



							Larry Spirgel
							Assistant Director